Index supplement to the prospectus	Registration Statement
dated April 8, 2020, the prospectus	Nos. 333-236659 and 333-236659-01
supplement dated April 8, 2020,	Dated December 24, 2020
and the underlying supplement no. 6-I
dated December 24, 2020	Rule 424(b)(3)

INDEX BROCHURE	2020

J.P. Morgan Kronos+SM Index

Investing in the notes involves a number of risks. See “Selected risks associated with the Index” beginning on page 8 of this document, “Risk Factors” in the relevant product supplement and underlying supplement and “Selected Risk Considerations” in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

IMPORTANT INFORMATION

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. All information herein is subject to change without notice, however, J.P. Morgan undertakes no duty to update this information. In the event of any inconsistency between the information presented herein and any offering document, the offering document shall govern.

USE OF HYPOTHETICAL BACKTESTED RETURNS

Any backtested historical performance and weighting information included herein is hypothetical. The constituent may not have traded in the manner shown in the hypothetical backtest of the Index included herein, and no representation is being made that the Index will achieve similar performance. There are frequently significant differences between hypothetical backtested performance and actual subsequent performance.

The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment in notes referencing the Index. J.P. Morgan provides no assurance or guarantee that notes linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the hypothetical backtested returns and allocations presented in this document. HISTORICAL AND BACKTESTED PERFORMANCE AND ALLOCATIONS ARE NOT INDICATIVE OF FUTURE RESULTS.

Investment suitability must be determined individually for each investor, and investments linked to the Index may not be suitable for all investors. This material is not a product of J.P. Morgan Research Departments.

Copyright © 2020 JPMorgan Chase & Co. All rights reserved. For additional regulatory disclosures, please consult: www.jpmorgan.com/disclosures. Information contained on this website is not incorporated by reference in, and should not be considered part of, this document.

J.P. Morgan Kronos+℠ Index	Inception: December 22, 2020

The J.P. Morgan Kronos+℠ Index (the “Index”) attempts to provide a dynamic exposure to the S&P 500® Price Return Index (“the S&P 500”) based on the following principles:

The Index does not reflect the reinvestment of dividends and is subject to a daily deduction of 0.95% per annum index fee.

There can be no assurance that any strong performance, momentum, or mean-reversion will be observed regularly or at all in the future on the monthly cycle indicated by the Index.

Turn-of-the month effect

Historically, the S&P 500’s performance has been better the first few and last few days of the month than for the rest. Some have attributed this to:

■	Month-end portfolio adjustments by institutions

■	Distributions from pensions and other retirement accounts that are immediately reinvested

■	Monthly investments by retail mutual fund investors through Systematic Investment Plans

However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future.

HISTORICAL RETURN STATISTICS BY DAY-OF-MONTH FOR THE S&P 500 (Jul ’54 – Nov ‘20)

	First 4 trading days of the month	Last 2 trading days of the month	Rest of the month
Annualized return	24.9%	19.6%	1.8%
% of daily returns that are positive	56%	54%	52%

Note: Past performance is no guarantee of future performance. Because the Index is a draft index, all returns above are hypothetical backtested returns.

Momentum into monthly options expiry

Historically, the S&P 500’s return has exhibited momentum in the third week of the month (prior to the scheduled monthly options expiry): this week’s return is on average approximately 11% of the return in the prior three weeks1.

Since this effect is only visible in data since 1983, when the CBOE first listed S&P 500 index options, some have theorized this could be due to systematic call overwriting.

■	When the market is up, call overwriters buy back their now in-the-money call options (or let them expire), and sell new call options with higher strikes. This leaves market-makers short the market and pushes them to buy stocks to hedge their risk.

■	When the market is down, call overwriters buy back their now out-of-the-money call options (or let them expire) and sell new call options. This leaves market makers long the market and pushes them to sell stocks to hedge their risk.

However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future.

Mean reversion into month-end

Historically, the S&P 500’s return has exhibited mean reversion in the last week of the month: this week’s return is on average approximately -12% of the return in the prior weeks2.

Some theories speculate this might be due to month-end rebalancing flows from investors targeting fixed portfolio weights

■	If equities outperform, then at month-end, they would sell equities to get back to their target portfolio weights

■	If equities underperform, then at month-end, they would buy equities to get back to their target portfolio weights

However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future.

1Specifically, the least-squares regression from July 1983 to November 2020 of the trailing 4-trading day return as of the Monday following the third (3rd) Friday of the month (or if such Monday is a holiday, the prior trading day) against the return from the Monday following the third (3rd) Friday of the prior month to the trading day that is 5 trading days before the Monday following the third (3rd) Friday , has a slope of 11% and an intercept of 0%.

2 Specifically, the least-squares regression from July 1954 to November 2020 of the trailing 6-trading day return as of month-end against the return from the prior month-end to the trading day that is 6 trading days before month-end, has a slope of -12% and an intercept of 0%.

Index construction

Turn-of-month	■ For the first four trading days of each month, the Index provides a 2x leveraged long exposure to the S&P 500

Options expiry

■

Three trading days before the 3rd Friday of the month (the customary monthly S&P 500 index options expiry), if the prior day’s S&P 500 level is:

■

Above its last closing price after the prior expiry, then the Index provides a 2x leveraged long exposure to the S&P 500 until the first trading day after the 3rd Friday of the month

■

Below its last closing price after the prior expiry, then the Index allocates to cash

■

The Index reverts this allocation on the first trading day following such 3rd Friday

Month-end

■

Six trading days before the last trading day of the month, if the prior day’s S&P 500 level is:

■

Above its closing price on the prior month-end, then the Index allocates to cash until 2 days prior to month-end, then provides 100% (unleveraged) exposure to the S&P 500 (due to overlap with the turn-of-month)

■

Below its closing price on the prior month-end, the Index provides a 2x leveraged long exposure to the S&P 500

■

At month-end, the Index rebalances into (or maintains) its 2x leveraged start-of-month allocation

Rest of the month	■ Otherwise, the Index provides 100% (unleveraged) exposure to the S&P 500

Show and tell: Index construction

HYPOTHETICAL BACKTESTED PERFORMANCE (Dec 2018 – Jan 2019)

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from December 31, 2018 through January 31, 2019. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

J.P. Morgan Kronos+SM Index

HYPOTHETICAL BACKTESTED PERFORMANCE (Jul 1954– Nov 2020)

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from June 21, 1954 through November 30, 2020. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

SELECTED RISKS ASSOCIATED WITH THE INDEX

■	Our affiliate, J.P. Morgan Securities LLC (“JPMS”), is the sponsor and calculation agent of the index and may adjust the Index in a way that affects its level—Policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMS may have interests adverse to your interests as an investor in notes linked to the Index, and JPMS is under no obligation to consider your interests.

■	The level of the Index will include the deduction of a fee of 0.95% per annum and, in some circumstances, a notional financing cost based on the Effective Federal Funds Rate—This index fee and, when the exposure to the S&P 500 Index (the “Constituent”) is leveraged, the notional financing cost will be deducted daily. As a result of the deduction of this index fee and, when applicable, the notional financing cost, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee or cost is deducted, assuming that the rates underlying the notional financing cost remain positive.

■	JPMorgan Chase & Co. is currently one of the companies that make up the Constituent—JPMC will not, however, have any obligation to consider your interests in taking any corporate action that might affect the level of the Constituent.

■	There are risks associated with the Index’s turn-of-month strategy—No assurance can be given that the turn-of-the-month strategy will be successful or that it will outperform any alternative strategy.

■	There are risks associated with the Index’s option expiry momentum strategy—No assurance can be given that the options expiry momentum strategy will be successful or that it will outperform any alternative strategy.

■	There are risks associated with the Index’s mean reversion strategy—No assurance can be given that the month-end mean reversion strategy will be successful or that it will outperform any alternative strategy.

■	The Index’s strategies are applied during only a portion of each month—Each of the Index’s strategies is implemented over only a limited number of days in a calendar month as described above. Outside of these limited number of days, the Index will track 100% of the performance of the Constituent (subject to the deduction of the index fee) and will not benefit from the application of any strategy. The Index may underperform the Constituent due to the limited application of the strategies along with the deduction of the index fee and, when applicable, the notional financing cost.

■	The Index may be adversely affected by an overlap between its turn-of-the-month strategy and its month-end mean reversion strategy—During the final two Index Business Days of each month, the turn-of-the-month strategy and the month-end mean revision strategy are both applicable, subject to a maximum exposure to the Constituent of 200%. As a result, the exposure to the Constituent may be higher or lower than would have been the case had only one of those strategies been applied and the performance of the Index may be worse than if only one strategy were applied or no maximum exposure limit were applied.

■	The Index may be uninvested in the Constituent—If the notional cash return is less than 0.95% per annum during any period when the Index is uninvested, the level of the Index will decline over that period. The level of the Constituent may increase significantly while the exposure of the Index to the Constituent is 0%, but the Index will not benefit from any such increase. The index fee is deducted daily at a rate of 0.95% per annum, even when the Index provides no exposure to the Constituent.

■	The Constituent of the Index may be replaced by a substitute index in certain extraordinary events—Changing a Constituent may affect the performance of the Index, and therefore, the return on an investment, as the replacement Constituent may perform significantly better or worse than the original Constituent.

■	The notional cash return will be negatively affected if the underlying interest rate is negative—If the Effective Federal Funds Rate becomes negative, when the exposure to the Constituent is 0%, the notional cash return will have a negative effect on the performance of the Index and therefore the value of the notes.

■	Other key risks:

■	The Index, which was established on December 22, 2020, has a limited operating history and may perform in unanticipated ways.

■	The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

■	The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Constituents.

■	The Effective Federal Funds Rate is affected by a number of factors and may be volatile.

■	The method pursuant to which the Effective Federal Funds Rate is determined may change, and any such change may adversely affect the value of notes linked to the Index.

The risks identified above are not exhaustive. You should also carefully review the related “Risk Factors” section in the relevant product supplement and underlying supplement and the “Selected Risk Considerations” in the relevant pricing supplement.

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